Exhibit 99.1

LumiraDx Announces Pricing of $56.5 Million Convertible Notes Offering

March 1, 2022 (London): LumiraDx Limited (Nasdaq: LMDX) announced today that it entered into privately negotiated subscription agreements with certain investors pursuant to which LumiraDx agreed to sell and the investors agreed to purchase from LumiraDx (the “notes offering”) $56.5 million aggregate principal amount of 6.00% Convertible Senior Subordinated Notes due 2027 (the “notes”). The lead investor in the notes offering was UBS O’Connor, with participation from Ron Zwanziger, the founder of LumiraDx. The purchase and sale of the notes are expected to occur on March 3, 2022, subject to customary closing conditions. LumiraDx ended 2021 with approximately $135 million in cash, and with the estimated gross proceeds from the notes offering, its pro forma cash balance as of December 31, 2021 would have been $191.5 million. The Company intends to use the net proceeds from the notes offering for general corporate purposes.

The notes will be the senior subordinated unsecured obligations of LumiraDx and will bear interest at a rate of 6.00% per annum, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2022. The notes will mature on March 1, 2027, unless earlier converted by the holders or repurchased or redeemed by LumiraDx.

The notes will be convertible at the option of each holder at an initial conversion rate of 108.4346 common shares, $0.0000028 par value per share, of LumiraDx (the “common shares”) per $1,000 principal amount of Notes (the “conversion rate”), which is equal to an initial conversion price of approximately $9.22 per common share, which represents a premium of approximately 25% to the average of the volume weighted average prices of a common share on The NASDAQ Global Select Market over the five trading days ending on and including February 28, 2022. Upon conversion, the notes may be settled in cash, common shares or a combination of cash and common shares, at LumiraDx’s election (subject to certain limitations). The conversion rate will be subject to adjustment for certain events or distributions but will not be adjusted for any accrued and unpaid interest. Following certain specified transactions or events, LumiraDx will increase the conversion rate for a holder who elects to convert its notes in connection with any such transaction or event in certain circumstances.

In certain circumstances, LumiraDx will be permitted to redeem the notes for a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. Holders of notes that convert their notes in connection with an optional redemption will be entitled to an interest make-whole payment equal to the remaining scheduled payments of interest, if any, that would have been made on the notes to be converted had such notes remained outstanding through March 1, 2026. LumiraDx will be permitted to settle any interest make-whole payment in cash or common shares, at its election.

In connection with the issuance of the notes, LumiraDx and certain of the investors in the notes will enter into a registration rights agreement pursuant to which LumiraDx will agree to register the notes and the common shares issuable or potentially issuable upon conversion of the notes, subject to certain exceptions and qualifications.

Additional information regarding the transaction may be found in a Form 6-K that will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

About LumiraDx

LumiraDx (Nasdaq: LMDX) is a next-generation point of care diagnostics company that is transforming community-based healthcare. Founded in 2014, LumiraDx manufactures and commercializes an innovative diagnostic Platform that supports a broad menu of tests with lab comparable performance at the point of care. LumiraDx diagnostic testing solutions are being deployed by governments and leading healthcare institutions across laboratories, urgent care, physician offices, pharmacies, schools, and workplaces to screen, diagnose, and monitor wellness as well as disease. LumiraDx has on the market and in development, 30+ tests covering infectious diseases, cardiovascular diseases, diabetes, and coagulation disorders, all on the LumiraDx Platform. In addition, LumiraDx has a comprehensive portfolio of fast, accurate, and cost-efficient COVID-19 testing solutions from the lab to point of need.

LumiraDx is based in the UK with more than 1600 employees worldwide.

Further information on LumiraDx and the LumiraDx Platform is available at www.lumiradx.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated closing date of the notes offering, the consummation of the transactions contemplated by the subscription agreements and the expected net proceeds from the offering of the notes. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others, the ability of the parties to satisfy the closing conditions of the subscription agreements; general economic, political and business conditions; the effect of COVID-19 on LumiraDx’s business and financial results; maintaining regulatory approval or clearance of tests; and those factors discussed under the header “Risk Factors” in the Proxy Statement and Prospectus filed pursuant to Rule 424B(3) with the SEC on September 3, 2021 and other filings with the SEC. Although LumiraDx believes that it has a reasonable basis for each forward-looking statement contained in this press release, LumiraDx cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. LumiraDx undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Contact:

Colleen McMillen

Colleen.mcmillen@lumiradx.com

SOURCE LumiraDx